EXHIBIT 99.1

TOP Ships Inc. Announces Time Charter and Loan Agreement

ATHENS, Greece, Sept. 13, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today that upon its delivery from Hyundai in the third quarter of 2018, M/T Eco Palm Desert will enter into time charter employment with Central Ship Chartering Inc, a related party, for a firm duration of three years. The charterer has the option to extend the firm employment period by two additional years. The Company expects a total gross revenue backlog associated with this time charter of up to $27.5 million including the optional periods.

Following the signing of the abovementioned time charter party, the Company’s charter coverage is as follows:

Year	Operating fleet	Operating fleet including vessels partly owned through joint ventures
2017	100%	100%
2018	94%	95%
2019	67%	73%
2020	32%	45%
2021	19%	33%

The above charter coverage percentages are calculated as the ratio of number of days vessels are expected to be hired pursuant to the fixed period of existing time charters divided by number of days vessels are available for chartering during the respective calendar years assuming no off-hire days.

The company also announced that it has entered into a $23.5m bank loan facility with a European bank for the financing of Eco Palm Desert.

Following the signing of the abovementioned loan, the remaining contractual commitments for the acquisition of the Company’s fleet, net of expected debt drawdowns, are reduced to $32.1 million, pursuant to newbuilding agreements for M/T Eco Holmby Hills, M/T Eco Palm Springs and M/T Eco Palm Desert.

Evangelos Pistiolis, President and CEO of the Company, stated: “The total gross revenue backlog for the fixed charter period of all of the Company’s operating fleet stands at about $106 million and when adding the 50% of our joint venture vessels it increases to about $122 million, with cashflow visibility reaching into 2021. Our business strategy continues to be focused on further expanding our fleet as it is important that we achieve a certain critical mass in terms of fleet size with an aim to maximize our operational efficiencies and synergies.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org